UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026
Commission File No.: 000-30668

NOVA LTD.

(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached hereto and incorporated by way of reference herein are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2026 Annual General Meeting of Shareholders.

2.	Proxy card for use regarding the Registrant’s 2026 Annual General Meeting of Shareholders.

This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158).

Exhibit Index

99.1 Notice of Annual General Meeting of Shareholders and Proxy Statement

99.2 Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026

NOVA LTD. (Registrant) By: /s/ Guy Kizner Guy Kizner Chief Financial Officer